As filed with the Securities and Exchange Commission on May 6, 1999

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 1999

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek societe anonyme (the "Company"), for the fiscal quarter ended March 31, 1999.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                                                                            Page
                                                                            ----
PART I.  FINANCIAL INFORMATION

     ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

     Condensed Statements of Operations for the three months ended
     March 31, 1998 and 1999................................................   1

     Condensed Balance Sheets as of December 31, 1998 and March 31, 1999....   2

     Condensed Statement of Shareholders' Equity for the three months
     ended March 31, 1999...................................................   4

     Condensed Statements of Cash Flows for the three months ended
     March 31, 1998 and 1999................................................   5

     Notes to the Financial Statements......................................   6

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................  13

     ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK...................................................  17

PART II. OTHER INFORMATION

     ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS.....................  20

     ITEM 5.  OTHER INFORMATION.............................................  20

PART I.  FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                       CONDENSED STATEMENTS OF OPERATIONS

               For the three months ended March 31, 1998 and 1999
     (In thousands of drachmae and U.S. dollars, except earnings per share)


                                                        Unaudited Three Months
                                       Notes               Ended March 31,
                                     --------- -----------------------------------------
                                                     1998                 1999
                                               ----------------  -----------------------
                                                      (GRD)          (GRD)         ($)
Advertising revenue..................               6,006,603      7,209,464     23,884
Related party revenue................    3            678,456        691,350      2,290
Other revenue........................                  49,674         60,161        199
                                               ----------------  -------------  --------
Total net revenue....................               6,734,733      7,960,975     26,373
                                               ----------------  -------------  --------
Cost of sales........................               1,148,166      1,193,880      3,955
Selling, general and administrative
  expenses...........................               1,282,314      1,194,813      3,958
Amortization of programming costs....               3,163,906      3,137,669     10,394
Depreciation.........................                 124,009        145,970        484
                                               ----------------  -------------  --------
Operating income.....................               1,016,338      2,288,643      7,582
Interest expense, net................    6           (726,812)      (633,121)    (2,097)
Foreign exchange (losses) gains, net.    8         (3,024,920)       114,541        379
Other income (expense)...............    9              8,917       (294,846)      (977)
                                               ----------------  -------------  --------
(Loss) income before income taxes....              (2,726,477)     1,475,217      4,887
Provision for income taxes...........    5            254,379        616,009      2,041
                                               ----------------  -------------  --------
Net (loss) income....................              (2,980,857)       859,208      2,846
                                               ================  =============  ========
Basic and diluted (loss) earnings per
share................................                  (177.8)          43.3        0.1
                                               ================  =============  ========

    Exchange rate used for the convenience translation of the March 31, 1999 balances is GRD 301.86 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                            CONDENSED BALANCE SHEETS

                   As of December 31, 1998 and March 31, 1999
                   (In thousands of drachmae and U.S. dollars)


                                                                                               Unaudited
                                                                        December 31,            March 31,
                                                                   ---------------------- --------------------
                                                          Notes       1998       1998        1999       1999
                                                         -------   ---------- ----------- ---------- ---------
                                                                      (GRD)       ($)        (GRD)       ($)
                        ASSETS
--------------------------------------------------------
Current assets:
        Cash on hand and in banks.......................           11,284,545    37,383   32,940,264   109,124
        Accounts receivable, less allowance for doubtful
            accounts of GRD 722,124 in 1998 and GRD
            724,624 in 1999.............................           15,632,031    51,786   17,647,372    58,462
        Due from related parties........................    3       3,151,408    10,440    3,652,405    12,100
        Programming costs, net..........................    4      11,795,427    39,076   12,936,900    42,857
        Advances to related parties.....................    3         388,344     1,287      720,313     2,386
        Advances to third parties.......................              548,312     1,816      748,234     2,479
        Prepaid expenses................................               42,738       142       23,979        79
        Other current assets............................               87,059       288        6,974        23
        Unamortized premium.............................    5       1,224,719     4,057      370,135     1,226
        Income and withholding tax advances.............              550,948     1,825      595,732     1,974
                                                                   ---------- ----------- ---------- ---------
    Total current assets................................           44,705,531   148,100   69,642,308   230,710
Property and equipment, net.............................            1,521,905     5,042    1,471,771     4,876
Broadcast and transmission equipment under capital leases,
    net.................................................              686,389     2,274      652,372     2,161
Deferred charges, net...................................    1       1,959,622     6,492    1,847,130     6,119
Programming costs, excluding current portion............    4       7,087,570    23,480    6,234,159    20,652
Other receivable less allowance for doubtful accounts and
    fair value of GRD 440,000 in 1998 and 450,000 in
    1999................................................              329,498     1,091      313,998     1,040
Due from related party..................................    3       2,021,798     6,698    2,099,755     6,956
Advances to related parties.............................    3         120,979       401      120,979       401
Deferred tax assets.....................................    5         345,573     1,145      345,573     1,145
Other assets............................................              100,590       333      190,362       631
                                                                   ---------- ----------- ---------- ---------
    Total assets........................................           58,879,455   195,056   82,918,407   274,691
                                                                   ========== =========== ========== =========

 Exchange rate used for the convenience translation of the December 31, 1998 and
                 March 31, 1999 balances is GRD 301.86 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                            CONDENSED BALANCE SHEETS

                   As of December 31, 1998 and March 31, 1999
         (In thousands of drachmae and U.S. dollars, except share data)


                                                                                               Unaudited
                                                                        December 31,            March 31,
                                                                   ---------------------- --------------------
                                                          Notes       1998       1998        1999       1999
                                                         -------   ---------- ----------- ---------- ---------
                                                                      (GRD)       ($)        (GRD)       ($)
          LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------
Current liabilities:
    Current portion of obligations under capital leases.               65,695        218      62,460      207
    Trade accounts, notes and cheques payable...........            3,996,882     13,241   3,585,862   11,879
    Program license payable.............................            2,607,320      8,637   2,637,528    8,738
    Customer advances...................................              251,949        835      70,006      232
    Accrued interest....................................            1,246,685      4,130     499,377    1,654
    Accrued expenses and other current liabilities......            8,784,998     29,103   6,080,430   20,143
    Deferred tax liability..............................    5       1,165,531      3,861   1,754,226    5,811
    Current portion of other long-term liability........              854,719      2,832     879,249    2,913
                                                                   ---------- ----------- ---------- ---------
Total current liabilities...............................           18,973,779     62,857  15,569,138   51,577
                                                                   ---------- ----------- ---------- ---------
Long-term liabilities:
    Long-term debt......................................    6      32,545,000    107,815  33,855,469  112,156
    Long-term obligations under capital leases..........               55,128        183      40,489      134
    Other long-term liability...........................            1,407,774      4,664   1,313,244    4,351
    Employee retirement benefits........................              351,940      1,166     360,391    1,194
    Long-term provisions................................              175,831        582     194,126      643
                                                                   ---------- ----------- ---------- ---------
Total liabilities.......................................           53,509,452    177,267  51,332,857  170,055
                                                                   ---------- ----------- ---------- ---------
Shareholders' equity:
    Share capital (16,769,440 common shares authorized
      and issued as of December 31, 1998 and 19,849,440
      common shares authorized and issued as of March 31,
      1999, GRD 100 par value)..........................    7       1,676,944      5,555   1,984,944    6,576
    Additional paid-in capital..........................    7       3,752,500     12,431  28,800,839   95,411
    Accumulated (deficit) retained earnings.............              (59,441)      (197)    799,767    2,649
                                                                   ---------- ----------- ---------- ---------
Total shareholders' equity..............................            5,370,003     17,789  31,585,550  104,636
                                                                   ---------- ----------- ---------- ---------
Commitments and contingencies
      Total liabilities and shareholders' equity........           58,879,455    195,056  82,918,407  274,691
                                                                   ========== =========== ========== =========

 Exchange rate used for the convenience translation of the December 31, 1998 and
                 March 31, 1999 balances is GRD 301.86 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                   CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY

                    For the three months ended March 31, 1999
                           (In thousands of drachmae)

                                                                        Accumulated (Deficit) Retained
                                                                                   Earnings
                                                                     ------------------------------------
                                                                     Legal, Tax   Accumulated
                                                         Additional   Free and     (Deficit)
                                              Share       Paid-in       Other      Retained
                                             Capital      Capital     Reserves     Earnings      Total      Grand Total
                                           ------------ ------------ ----------- ------------- ----------  -------------
Balance, December 31, 1998................    1,676,944    3,752,500   2,624,187   (2,683,628)   (59,441)     5,370,003
    Issuance of 3,080,000 common shares         308,000   25,048,339          --            --         --    25,356,339
    Net income for the three months
    (unaudited)...........................           --           --          --       859,208    859,208       859,208
                                           ------------ ------------ ----------- ------------- ----------  -------------
Balance, March 31, 1999 (unaudited).......    1,984,944   28,800,839   2,624,187   (1,824,420)    799,767    31,585,550
                                           ------------ ------------ ----------- ------------- ----------  -------------

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                       CONDENSED STATEMENTS OF CASH FLOWS

               For the three months ended March 31, 1998 and 1999
                   (In thousands of drachmae and U.S. dollars)

                                                                   Unaudited Three Months Ended March 31,
                                                                --------------------------------------------
                                                                      1998                   1999
                                                                ---------------  ---------------------------
                                                                      (GRD)          (GRD)            ($)
Cash flows from operating activities
   Net (loss) income..........................................     (2,980,857)       859,208          2,846
   Adjustments to reconcile net income to net cash
     Deferred income taxes....................................        241,880        588,695          1,950
     Amortization of write-off of debt issuance expenses......         54,425        112,492            373
     Amortization of premium on foreign exchange contract and
        loss on option........................................             --        854,584          2,831
     Depreciation of property and equipment and capital leases
        and amortization of programming costs.................      3,287,915      3,283,639         10,878
     Provision for other long-term obligations................         14,000         18,295             61
     Provision for employee retirement benefits...............             --          8,450             28
     Change in current assets and liabilities
         (Increase) in accounts and other receivable..........       (908,702)    (1,999,841)        (6,625)
         (Increase) in due from related parties...............       (653,484)      (910,923)        (3,018)
         (Increase) in programming costs......................     (4,692,195)    (3,360,720)       (11,133)
         (Increase) in prepaid and licensed programming
           expenditures.......................................       (861,900)       (65,011)          (215)
         Increase (decrease) in trade accounts, notes and
           cheques payable....................................        803,874       (411,020)        (1,362)
         Increase (decrease) in licensed program payable......        567,417         30,208            100
         (Decrease) in accrued expenses, interest and other
           liabilities........................................       (151,256)    (3,521,876)       (11,667)
         Other, net...........................................         (1,182)      (417,577)        (1,383)
                                                                ---------------  -------------  ------------
              Total adjustments...............................     (2,299,208)    (5,790,605)       (19,182)
                                                                ---------------  -------------  ------------
Net cash (used) in operating activities.......................     (5,280,065)    (4,931,397)       (16,336)
                                                                ---------------  -------------  ------------
Cash flows from investing activities
   Purchase of fixed assets...................................        (37,874)       (61,819)          (205)
                                                                ---------------  -------------  ------------
Net cash (used) in investing activities.......................        (37,874)       (61,819)          (205)
                                                                ---------------  -------------  ------------
Cash flows from financing activities
   Debt issuance costs of Senior Notes........................        (18,204)            --             --
   Issuance of Common Shares..................................             --     25,356,339         84,000
   Repurchase of Senior Notes.................................             --     (1,185,994)        (3,929)
   Repayments of capital lease obligations....................        (27,026)       (17,874)           (59)
                                                                ---------------  -------------  ------------
Net cash (used in) provided by financing activities...........        (45,230)    24,152,471         80,012
                                                                ---------------  -------------  ------------
Effect of exchange rate changes on cash.......................      4,289,615      2,496,463          8,270
(Decrease) increase in cash...................................     (1,073,554)    21,655,719         71,741
Cash at beginning of year.....................................     11,533,274     11,284,545         37,383
                                                                ---------------  -------------  ------------
Cash at end of year...........................................     10,459,720     32,940,264        109,124
                                                                ===============  =============  ============

Supplemental disclosure of cash flow information:
   Cash paid for interest.....................................      1,413,070      1,463,763          4,849
   Cash paid for income taxes.................................             --             --             --

    Exchange rate used for the convenience translation of the March 31, 1999 balances is GRD 301.86 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                        NOTES TO THE FINANCIAL STATEMENTS
         (In thousands, except share data and where otherwise indicated)

1.    Summary of Significant Accounting Policies

      Basis of Presentation

      The financial statements and related notes at March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1998 Annual Report on Form 20-F for the year ended December 31, 1998. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year or any other interim period.

      Deferred Charges

      The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the three months ended March 31, 1998 and 1999 totaled GRD 54,425 and 56,683, respectively, and is included in interest expense in the accompanying unaudited statements of operations for the three months ended March 31, 1998 and 1999.

      Foreign Exchange Contracts

      Antenna enters into foreign exchange contracts to manage its exposure to foreign currency exchange and interest rate risks. Financial instruments are recorded on the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedging criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

      Antenna has entered into an $87,000 forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covers the period from May 15, 1998 to May 15, 1999. The forward rate is 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, is being amortized over the term of the contract. Of this amount, GRD 522 million was recognized for the three months ended March 31, 1999, with the remaining amount of GRD 261 million to be recognized over the life of the contract. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be offset by corresponding losses or gains on the forward contract's notional amount.

      Option

      Antenna has entered into an option agreement with the Royal Bank of Scotland to sell $103,902 at a rate of 280 drachmae to the dollar. The option has a maturity date that coincides with the maturity of the foreign exchange contract described above. The option has been recorded on the balance sheet at its fair market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the three months ended March 31, 1999 was GRD 332,584 and is included in the statement of operations.

2.    Translations of Drachmae into U.S. Dollars

      The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on March 31, 1999, which was GRD
301.86 to $1.00. The convenience translations should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

3.    Due from Related Parties

      The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

      Balances from related companies are as follows:

                                                             December 31,             Unaudited
                                                                 1998              March 31, 1999
                                                        ---------------------- ----------------------
Accounts Receivable
      Current:
         Antenna Satellite TV (USA) Inc. .............               1,633,511              1,973,771
         Audiotex S.A. ...............................                  75,458                145,115
         Epikinonia EPE...............................                  48,203                153,655
         Antenna TV Ltd. (Cyprus).....................                 686,901                525,080
         Pacific Broadcast Distribution Ltd...........                 666,896                816,845
         Catalogue Auctions Hellas S.A.                                 40,439                 37,939
                                                        ---------------------- ----------------------
                                                                     3,151,408              3,652,405
                                                        ====================== ======================
      Long-term:
         Antenna Satellite TV (USA) Inc. .............               2,438,156              2,533,613
         Less: allowance for fair value...............                (416,358)              (433,858)
                                                        ---------------------- ----------------------
                                                                     2,021,798              2,099,755
                                                        ====================== ======================
Advances
      Current:
         Antenna R.T. Enterprises S.A. ...............                 246,634                574,303
         Catalogue Auctions Hellas S.A. ..............                 141,710                146,010
                                                        ---------------------- ----------------------
                                                                       388,344                720,313
                                                        ====================== ======================
      Long-term:
         Antenna TV Ltd. (Cyprus).....................                 120,979                120,979
                                                        ====================== ======================

    A summary of transactions with related companies are analyzed as follows:

                                                                    Revenue
                                                             from related parties
                                                        --------------------------------
                                                          Three Months    Three Months
                                                              Ended          Ended
                                                            March 31,      March 31,
                                                              1998            1999
                                                        --------------- ----------------
Epikinonia EPE (Production facilities and technical and
      administrative services)..........................      62,876          97,665
Antenna Satellite TV (USA) Inc. (License fees)..........     264,000         245,456
Antenna TV Ltd. (Cyprus) (Royalties)....................      84,340          72,921
Audiotex S.A. (Commissions and other)...................      76,751         137,845
Pacific Broadcast Distribution Ltd. (License fees)......     143,479         136,062
Antenna R.T. Enterprises S.A. (Other)...................      47,010           1,401
                                                        --------------- ----------------
                                                             678,456         691,350
                                                        =============== ================

4.    Programming Costs

      The following table sets forth the components of the programming costs, net of amortization:

                                                              December 31,              Unaudited
                                                                 1998                 March 31, 1999
                                                        -----------------------  -----------------------
      Produced programming..............................             11,448,729               12,172,745
      Purchased sports rights...........................              3,233,640                2,732,675
      Licensed program rights...........................              1,875,691                1,763,109
      Prepaid license program rights....................              1,546,851                1,605,152
      Prepaid produced programs.........................                778,086                  897,278
                                                        -----------------------  -----------------------
                                                                     18,882,997               19,171,059
      Less: current portion.............................            (11,795,427)             (12,936,900)
                                                        -----------------------  -----------------------
                                                                      7,087,570                6,234,159
                                                        =======================  =======================

5.    Deferred Income Taxes

      The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1998 and March 31, 1999 are summarized below (the tax rate in effect at December 31, 1998 and March 31, 1999 was 40%):

                                                              December 31,              March 31,
                                                                 1998                     1999
                                                        -----------------------  -----------------------
      Deferred tax liabilities
         Programming costs..............................        1,864,894              1,890,117
         Premium unamortized............................          176,688                148,054
         Reserves.......................................          430,348                430,348
         Reserves taxed in a special way................          233,826                233,826
         Deferred charges...............................          231,015                231,364
         Leased assets..................................          274,335                260,949
         Deferred interest on finance leases............            5,936                  5,239
         Customer advances..............................          502,700                571,588
         Accrued expenses and other liabilities.........           52,860                     --
                                                        -----------------------  -----------------------
      Gross deferred tax liabilities....................        3,772,602              3,771,485
                                                        -----------------------  -----------------------
      Deferred tax assets
         Property and equipment.........................           32,718                 32,718
         Long-term lease liability......................           22,051                 16,196
         Short-term lease liability.....................           26,278                 24,984
         Long-term receivables..........................        1,176,140              1,181,140
         Deferred revenue ..............................            6,825                  6,212
         Accounts receivable............................          182,988                183,988
         Employee retirement benefits...................          140,776                144,156
         Other assets...................................          390,537                508,274
         Other provisions...............................          195,531                229,396
         Accrued expenses...............................        1,528,800                785,768
                                                        -----------------------  -----------------------
      Gross deferred tax assets.........................        3,702,644              3,112,832
                                                        -----------------------  -----------------------
      Less: valuation allowance.........................         (750,000)              (750,000)
                                                        -----------------------  -----------------------
      Net deferred tax (liability)......................         (819,958)            (1,408,653)
                                                        =======================  =======================

      Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

      A valuation allowance has been provided on deferred tax assets arising principally from the foreign exchange loss incurred on the forward contract which is not expected to fully reverse before its expiration. The Company's management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

      The classification of deferred income taxes in the accompanying balance sheets is as follows:


                                                              December 31,             Unaudited
                                                                 1998                March 31, 1999
                                                        -----------------------  -----------------------
      Net current deferred tax assets (liabilities).....       (1,165,531)            (1,754,226)
                                                        -----------------------  -----------------------
      Net non-current deferred tax assets...............          345,573                345,573
                                                        -----------------------  -----------------------

      The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                                    Unaudited Three Months
                                                                        Ended March 31,
                                                        ------------------------------------------------
                                                                  1998                    1999
                                                        -----------------------  -----------------------
Current................................................          12,449                  27,314
Deferred income taxes..................................         241,930                 588,695
Provision income taxes.................................         254,379                 616,009
                                                        =======================  =======================

      The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                                                    Unaudited Three Months
                                                                        Ended March 31,
                                                        ------------------------------------------------
                                                                  1998                    1999
                                                        -----------------------  -----------------------
Tax (benefit) provision at statutory rate..............      (1,090,591)                590,087
Effect of change in tax rate...........................         (96,507)                     --
Interest income........................................         (29,446)                (39,357)
Disallowed prior period expenses.......................          18,924                  15,279
Non-deductible general expenses........................          52,114                  50,000
Change in valuation allowance..........................       1,399,885                      --
                                                        -----------------------  -----------------------
                                                                254,379                 616,009
                                                        =======================  =======================

      Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

      In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

      The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

      The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.

6.    Long-term Loans

      Long-term debt consists of:

                                                                                Unaudited
                                                               December 31,     March 31,
                                                                   1998            1999
                                                              -------------   -------------
Senior Notes due 2007 issued on August 12, 1997. Interest on     32,545,000      33,855,469
      the Notes is paid semi-annually in February and August  -------------   -------------
      commencing February 1, 1998, at a rate of 9% per
      annum. The Senior Notes are redeemable, in whole or in
      part, at the option of the Company at any time on or
      after August 1, 2002.                                      32,545,000      33,855,469
Less: Current portion                                                    --              --
                                                              -------------   -------------
                                                                 32,545,000      33,855,469
                                                              -------------   -------------

      Interest expense relating to the Senior Notes for the three months ended March 31, 1998 and 1999 totaled GRD 803,290 and 772,380, respectively, and is included in interest expense in the accompanying statements of operations.

      On March 19, 1999 and March 25, 1999, the Company repurchased 446,837 ($1,500) and GRD 739,157 ($2,430), respectively, of the Senior Notes, with accrued interest of GRD 16,823 ($55) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 18,919 consisting of the following:


Discount on prepayment of Senior Notes.........................      36,890
Write-off of related unamortized debt issuance costs...........     (55,809)
                                                               -----------------
                                                                    (18,919)
                                                               =================

      The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is currently in compliance with the terms of the Indenture at March 31, 1999.

7.    Share Capital

      On March 12, 1999, the Company completed the issuance of 3,080,000 of its common shares through an initial public offering, resulting in net proceeds to the Company of GRD 25,356,339. The Company's share capital increased by GRD 308,000 and the excess par value amounted to GRD 25,048,339, which has been recorded as additional paid in capital.

8.    Foreign Exchange (losses) gains

      Foreign exchange (losses) gains included in the statements of operations are analyzed as follows:

                                                              Unaudited Three Months
                                                                  Ended March 31,
                                                       ------------------ ------------------
                                                              1998               1999
                                                       ------------------ ------------------
Amortization of the premium on foreign exchange contract               --           (522,000)
Mark to market adjustment on option....................                --           (332,584)
Foreign exchange loss on Senior Notes (U.S.$)..........        (4,289,615)        (2,448,393)
Foreign exchange gain on cash, receivables and payables
  denominated in foreign currencies (U.S.$)............         1,264,695          1,351,873
Foreign exchange gain on forward contract representing
  difference between balance sheet rate and forward
  rate (U.S.$).........................................                --          2,065,644
                                                       ------------------ ------------------
                                                               (3,024,920)           114,540
                                                       ------------------ ------------------

9.    Other income (expense)

      Other income (expense) for the three months ended March 31, 1999 includes start-up costs of GRD 257,000 associated with the Company's investment in the direct to home business (DTH) and a charge of GRD 18,919 (see Note 6 above) relating to the early extinguishment of the Senior Notes.

10.   Subsequent Events

      On May 6, 1999, the Company will close the acquisition of the following interests: a 51% interest in Audiotex S.A., a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd., which operates a training center for journalists and other media personnel (for a purchase price of approximately $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd., which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer (see Note 3 above).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     Three Months Ended March 31, 1999 (unaudited)
     Compared to Three Months Ended March 31, 1998 (unaudited)

         Total net revenue increased GRD 1,226 million ($4.1 million), or 18.2%, from GRD 6,735 million ($22.3 million) in the three months ended March 31, 1998 to GRD 7,961 million ($26.4 million) in the three months ended March 31, 1999. This increase was attributable primarily to an increase in advertising revenue. Advertising revenue, which comprised 90.6% of total net revenues for the three months ended March 31, 1999, increased GRD 1,203 million ($4.0 million), or 20.0%, from GRD 6,007 million ($19.9 million) in the three months ended March 31, 1998 to GRD 7,210 million ($23.9 million) in the three months ended March 31, 1999, primarily reflecting increases in volume, which in turn reflected higher ratings.

         Related party revenue increased GRD 13 million ($0.1 million), or 1.9%, from GRD 678 million ($2.2 million) to GRD 691 million ($2.3 million), which increase was attributable principally to an increase in revenue from Audiotex and Epikinonia EPE (reflecting an increased use of infomercials by advertisers), offset by decreases in revenue from Antenna R.T. Enterprises (which operates Antenna FM), Antenna Cyprus and sales of programming abroad (due to lower exchange rates).

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 10 million ($0.03 million) from GRD 50 million ($0.17 million) in the three months ended March 31, 1998 to GRD 60 million ($0.2 million) in the three months ended March 31, 1999, principally as a result of increased revenues from Antenna's branded credit card, partially offset by lower revenues from distribution agreements and infomercials.

         Cost of sales increased GRD 46 million ($0.2 million), or 4.0%, from GRD 1,148 million ($3.8 million) in the three months ended March 31, 1998 to GRD 1,194 million ($4.0 million) in the three months ended March 31, 1999. This increase was attributable primarily to an increase in costs associated with the acquisition of foreign programming, partially offset by a decrease in costs associated with the production of news and the acquisition of Greek features.

         Selling, general and administrative expenses ("SG&A") decreased GRD 87 million ($0.3 million), or 6.8%, from GRD 1,282 million ($4.3 million) in the three months ended March 31, 1998 to GRD 1,195 million ($4.0 million) in the three months ended March 31, 1999. This decrease was attributable principally to lower provisions for accounts receivable and lower advertising, telecommunications, transportation and sales promotion expenses, partially offset by an increase in market research expenses.

         Amortization of programming costs decreased GRD 26 million ($0.1 million), or 0.8%, from GRD 3,164 million ($10.5 million) in the three months ended March 31, 1998 to GRD 3,138 million ($10.4 million) in the three months ended March 31, 1999.

         Depreciation increased GRD 22 million ($0.1 million) from GRD 124 million ($0.4 million) in the three months ended March 31, 1998 to GRD 146 million ($0.5 million) in the three months ended March 31, 1999.

         Operating income increased GRD 1,272 million ($4.2 million), or 125.2%, from GRD 1,016 million ($3.4 million) in the three months ended March 31, 1998 to 2,289 million ($7.6 million) in the three months ended March 31, 1999, principally reflecting an increase in total net revenue during the period, partially offset by a slight increase in cost of sales.

         Interest expense, net decreased GRD 94 million ($0.3 million), or 12.9%, from GRD 727 million ($2.4 million) in the three months ended March 31, 1998 to GRD 633 million ($2.1 million) in the three months ended March 31, 1999, reflecting a decrease in gross interest expense principally attributable to an increase in interest income as a result of higher cash balances outstanding during the three months ended March 31, 1999 and, to a lesser extent, the repurchase of a portion of the outstanding Senior Notes. See "--Liquidity and Capital Resources."

         Foreign exchange gains, net increased by GRD 3,140 million ($10.4 million) from a loss of GRD 3,025 million ($10.0 million) to a gain of GRD 115 million ($0.4 million), reflecting gains from the Company's U.S. dollar cash holdings, receivables/payables and the forward contract which offset losses resulting from exposure on the Senior Notes.

         Provision for income taxes increased GRD 362 million ($1.2 million) from GRD 254 million ($0.8 million) in the three months ended March 31, 1998 to GRD 616 million ($2.0 million) in the three months ended March 31, 1999, principally as a result of increased pre-tax profits.

         Net income increased GRD 3,840 million ($12.7 million) from a loss of GRD 2,981 million ($9.9 million) in the three months ended March 31, 1998 to net income of GRD 859 million ($2.8 million) in the three months ended March 31, 1999.

Liquidity and Capital Resources

         The Company funds its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of cash flow from operations and equity contributions. As of March 31, 1999, the Company had approximately GRD 33,896 million ($112.3 million) of total debt (long-term indebtedness and long-term obligations under capital leases). In March 1999, the Company completed the initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. Of the 7,700,000 ADSs sold, 6,160,000 were sold by the Company for net proceeds of $86.5 million and 1,540,000 were sold by a selling shareholder for net proceeds of $14.4 million. On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 446,837 million ($1.5 million) and GRD 739,157 million ($2.4 million), respectively, of its outstanding Senior Notes. See Note 6 of Notes to Financial Statements.

         The Company's principal use of funds are expenditures for programming, which expenditures totaled GRD 5,554 million ($18.4 million) in the three months ended March 31, 1998 and GRD 3,426 million ($11.4 million) in the three months ended March 31, 1999.

         Operating Activities. Net cash used in operating activities was GRD 5,280 million ($17.5 million) in the three months ended March 31, 1998 compared to GRD 4,931 million ($16.3 million) in the three months ended March 31, 1999.

         Investing Activities. Net cash used in investing activities was GRD 38 million ($0.1 million) in the three months ended March 31, 1998 and GRD 62 million ($0.2 million) in the three months ended March 31, 1999, reflecting increased purchases of fixed assets such as technical and office equipment.

         Financing Activities. Net cash used in financing activities was GRD 45 million ($0.2 million) in the three months ended March 31, 1998 compared to net cash provided by financing activities of GRD 24,152 million ($80.0 million) in the three months ended March 31, 1999. The increase in funds from financing activities in 1999 principally reflects the proceeds of GRD 25,356 million ($84.0 million) from the IPO, offset by the early repurchase of a portion of the Senior Notes.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 621 million ($2.1 million). The Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the indenture with respect to the Senior Notes.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years. An installment of approximately GRD 70 million ($0.2 million) was paid during the three month period ended March 31, 1999.

Year 2000 and Euro Conversion

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company is in the process of upgrading its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The Company believes that hardware related to its computer network is now Year 2000-compliant, while the operating systems related to the computer network are expected to be year 2000-compliant by mid-1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The software applications related to its business systems are expected to be Year 2000-compliant by mid-1999. The cost of upgrading the Company's accounting and finance systems is estimated to be GRD 50 million ($0.2 million). The balance of the necessary upgrades will be completed by the end of 1999, at a cost of approximately GRD 92 million ($0.3 million).

         The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed by mid-June 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The

Company's Year 2000 upgrade is expected to be completed by mid-1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant.

         The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is expected to be capable of handling conversion to the euro.

Inflation

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk Management

         The Company's functional currency is the drachma but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 459 million ($1.5 million), or 5.8%, of total net revenue in the three month period ended March 31, 1999. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 5.5% of total net revenue in the three month period ended March 31, 1999. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 33,896 million ($112.3 million), or 100%, of total indebtedness, at March 31, 1999. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

         The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. Its current instruments expire in May 1999, and the Company is evaluating alternatives in anticipation of such expiration. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

         The Company has entered into a forward contract for the purchase of U.S. dollars. The notional amount of the contract is $87 million. The forward rate is 334 drachmae to the dollar. The premium (representing the difference between the spot rate of 310 drachma to the dollar on the contract's effective date and the forward rate), aggregating GRD 2,088 million ($6.9 million), is being amortized over the term of the contract (May 1999). Of this amount, GRD 522 million ($1.7 million) was recognized in the three month period ended March 31, 1999, with the balance to be recognized over the life of the contract (the second quarter of 1999). In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be partially offset by corresponding losses or gains on the forward contract's notional amount.

         At March 31, 1999, the following contracts to buy and sell currencies (maturing within one year) were outstanding:

                                                                     Mark to
                   Currency                    Buy       Sell      Market Value
    ----------------------------------------  ------ ------------- ------------
                                              (GRD)                   (GRD)
                                                     (in millions)
    Forward contract ($87 million)..........  29,058           --      131

         The Company also purchased for GRD 695 million ($2.3 million), a currency option during the fourth quarter of 1998 to sell dollars in May 1999 at GRD 280 per dollar, covering a notional amount of $104 million. The option has been recorded on the balance sheet at its market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. During the first quarter of 1999, GRD 333 million ($1.1 million) was recorded as part of the foreign exchange loss in the statement of operations. The remaining amount paid will be recognized in the statement of operations over the remaining life of the option (the second quarter of 1999).

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

            Financial Instrument           Maturity (2007)        Fair Value
  ---------------------------------------- ---------------     ----------------
                                            (GRD)     ($)       (GRD)       ($)
                                                      (in millions)
  Senior Notes ($115 million)............. 33,855   111.1      29,311     97.1
  Average interest rate...................       9.8%                 --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

         The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:


            Financial Instrument           Maturity (2007)        Fair Value
  ---------------------------------------- ---------------     ----------------
                                            (GRD)     ($)       (GRD)       ($)
                                                      (in millions)
  Senior Notes ($115 million)............. 33,855   111.1      29,311      97.1
  Average interest rate...................       9.8%                 --

      The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

(d)      Use of Proceeds from Registered Securities

         The Company's Registration Statement on Form F-1 (Registration No. 333-72247) with respect to the IPO became effective on March 3, 1999. The sale of the ADSs in the IPO commenced on March 3, 1999, and closed on March 9, 1999. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

         On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 446,837 million ($1.5 million) and GRD 739,157 million ($2.4 million), respectively, of its outstanding Senior Notes. See Note 6 of Notes to Financial Statements.

ITEM 5.  OTHER INFORMATION

(a)      Forward-Looking Statements

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

(b)      Subsequent Events

         On May 6, 1999, the Company will close the acquisition of the following interests: a 51% interest in Audiotex S.A., a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd., which operates a training center for journalists and other media personnel (for a purchase price of approximately $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd., which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 3 of Notes to Financial Statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ANTENNA TV S.A.
                                               (Registrant)


                                              By: /s/ Nikolaos Angelopoulos
                                                  -------------------------
                                                  Name:  Nikolaos Angelopoulos
                                                  Title: Chief Financial Officer

Dated: May 5, 1999

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